FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

PRESS RELEASE

CONSOLIDATED FINANCIAL STATEMENTS OF ENEL AMÉRICAS GROUP

AS OF MARCH 31, 2020

▪	Revenues decreased by 10.3% as compared to the first quarter of 2019 reaching US$ 3,216 million explained mainly by lower revenues in the 4 countries where we have our operations.
▪

EBITDA decreased by 6.7% reaching US$ 848 million, explained mainly by lower results in Brazil and to a lesser degree in Argentina and Peru, which was partially offset by an improved performance in Colombia. The decrease is mainly due to the devaluation of local currencies against the US dollar. Without this effect in the exchange rate, EBITDA would have increased by 9%.

	EBITDA
Country	March 31
	2020	2019	Variation
	million US$		%
Argentina	63	71	(11.2)
Brazil	347	400	(13.2)
Colombia	313	301	3.8
Peru	132	143	(8.3)
Enel Américas (*)	848	909	(6.7)

(*) Includes Holding and Adjustments

▪

Operating Income (EBIT) decreased by 12.4% reaching US$ 545 million mainly explained by the fall in EBITDA and increased impairment losses of accounts receivable. This was partially offset by lower depreciation and amortization.

▪	Net Income attributable to the parent company reached US$ 208 million, 1.6% more than in the same period of 2019.
▪	Net financial debt reached US$ 3,837 million, 11.8% higher than at the close of 2019, explained mainly by a decrease in payments in Emgesa and Enel Distribución Sao Paulo.
▪

CAPEX for the period reached US$ 301 million, 6.6% less than in the same period of the previous year, mainly because of decreased investments in Enel Distribución Sao Paulo, Codensa and Edesur. This was partially offset by CAPEX acceleration in Enel Distribución Goiás.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

▪

As to the current situation arising from COVID-19, we are taking all the necessary measures to guarantee the proper functioning of our operations and safeguard the well-being of both our workers and our clients. With this in mind, we have implemented measures such as teleworking for almost 50% of our staff members and we have promoted digital means to provide information and allow remote payments, amongst others.

SUMMARY BY BUSINESS SEGMENT

Generation

EBITDA in the generation segment decreased by 9.0% in comparison to the first quarter of last year, reaching US$ 396 million. It is explained by worse performance mainly in Brazil due to lower energy sales and, to a lesser extent, in Argentina. Additionally, there is the effect of the devaluation of currencies which had a negative impact of US$ 66 million. Without this effect, EBITDA would have increased by 6%.

Physical Data

Distribution

EBITDA in the distribution segment was 5.7% lower than in the first quarter of 2019, reaching US$ 471 million; explained mainly by lower results in Brazil, Peru and, to a lesser extent, in Argentina, principally offset by improved EBITDA in Colombia. This was partially due to currency devaluation in the 4 countries. Had this not happened, EBITDA would have increased by 10%.

The number of consolidated clients increased by 0.6% while physical sales decreased by 1.0%.

Physical Data

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

FINANCIAL SUMMARY

➢  The Company’s available liquidity has remained strong, as shown below:

• Cash and cash equivalents                                                 US$ 1,631 million

• Cash and cash equiv. + cash investments over 90 days   US$ 1,671 million

• Available committed lines of credit                                      US$    931 million

➢  The average nominal interest rate in March 2020 decreased to 5.9% from 7.3% during the same period of the previous year, primarily affected by lower debt costs in Brazil related to the debt payment for the acquisition of Enel Distribución Sao Paulo.

Hedging and protection:

To mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas S.A. has established policies and procedures aimed at protecting its financial statements against the volatility of these variables.

•

Enel Américas S.A. (consolidated) foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they assume any type of debt. Therefore, the Enel Américas Group has entered into cross currency swaps of US$ 668 million and forwards of US$ 128 million.

•

To reduce the volatility of the financial statements stemming from interest rate changes, Enel Américas Group keeps an adequate debt structure balance. To achieve the above, we have entered into interest rate swaps totaling US$ 154 million.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

COVID-19 CONTINGENCY

On January 30, 2020, the World Health Organization (WHO) declared the outbreak of the new 2019 coronavirus, or COVID-19, as a "public health emergency of international concern". On March 11, 2020, the WHO confirmed that the COVID-19 outbreak has reached pandemic level, which could significantly affect all the countries in which we operate, as well as our trading partners within and outside these countries.

To address this COVID-19 international public health emergency, the governments of all the countries in which we operate have implemented various containment measures, essentially aimed at restricting the free movement of people, including quarantines, social isolation, temporary closure of businesses, amongst other measures. Governments have also taken steps to guarantee access to essential services during this health emergency, such as water and electricity, especially targeting lower-income residential clients, small and medium-sized enterprises, and institutions that provide other essential services, such as health facilities. These measures basically involve a temporary suspension of power cuts because of non-payment and also electricity bill payment deferral for a specified number of months, without any interest or penalty charges to clients.

In this regard, the Group has issued guidelines aimed at complying with the measures implemented by the governments in the countries in which we operate and has undertaken numerous actions to adopt the most appropriate procedures to prevent and/or mitigate the COVID-19 effects in the workplace, while safeguarding business continuity. The above has been possible mainly due to:

-

the use of teleworking for all employees whose work can be done remotely, a method already introduced for some years in the Group that, thanks to investments in digitization, allows remote working with the same level of efficiency and effectiveness.

-

process and infrastructure digitization which guarantees the normal functioning of our generation assets, the continuity of electrical services and the remote management of all activities related to the market and the relationship with our clients.

Based on the currently available information, in a scenario of continuous changes in the extent of contagion and containment measures taken by governments, it is not possible, at this time, to quantify the effects that the COVID-19 pandemic could have on our business. However, because our Group has implemented a business model that is integrated along the value chain, a sound financial structure and digitization level that guarantees the continuity of operational activities with the same level of efficiency, on the date of presenting these consolidated financial statements, there is no evidence of a significant impact by COVID-19 on the Group.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

MARKETS IN WHICH THE COMPANT OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia and Peru. Virtually all our revenues, income and cash flows come from the operations of our subsidiaries; jointly controlled entities and associates in these four countries.

The following tables show some key indicators, as of March 31, 2020 and 2019 of the entities operating in Argentina, Brazil, Colombia and Peru.

Generation and transmission business segment

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	2020	2019	2020	2019
Enel Generación Costanera S.A.	SIN Argentina	1,917	2,005	5.6%	6.1%
Enel Generación El Chocón S.A.	SIN Argentina	650	619	1.9%	1.9%
Central Dock Sud	SIN Argentina	1,342	1,066	3.9%	3.3%
Enel Generación Perú S.A. (Edegel)	SICN Peru	2,660	2,737	20.5%	20.7%
Enel Generación Piura S.A. (Piura)	SICN Peru	144	153	1.1%	1.2%
Emgesa S.A.	SIN Colombia	4,183	4,116	23.2%	23.7%
EGP Cachoeira Dourada S.A.	SICN Brasil	4,508	5,640	3.7%	4.6%
Enel Generación Fortaleza S.A.	SICN Brasil	690	1,313	0.6%	1.1%
EGP Volta Grande S.A.	SICN Brasil	536	561	0.4%	0.5%
Total		16,630	18,210

Distribution business segment

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) [1]		(%)		(thousand)
	2020	2019	2020	2019	2020	2019 [2]	2020	2019

Empresa Distribuidora Sur S.A. (Edesur)	4,286	4,214	15.8%	15.4%	2,497	2,472	715	664
Enel Distribución Perú S.A. (Edelnor)	2,052	2,151	8.4%	8.0%	1,438	1,429	2,479	2,431
Enel Distribución Río S.A.	3,066	3,060	22.0%	21.5%	2,951	3,090	3,002	3,153
Enel Distribución Ceará S.A.	3,012	2,932	14.4%	13.9%	4,012	4,058	3,525	3,646
Enel Distribución Goiás S.A.	3,466	3,484	12.4%	11.1%	3,136	3,047	2,798	2,902
Enel Distribución Sao Paulo S.A.	10,720	11,142	9.8%	9.5%	7,805	7,680	1,234	1,125
Enel Codensa S.A.	3,567	3,505	7.5%	7.8%	3,552	3,458	2,378	2,241
Total	30,169	30,488	12.9%	12.5%	25,391	25,234	1,678	1,595

1.     Includes final customer sales and tolls.

2.     The number of clients for the period 2019 was modified compared to clients reported during March 2019, due to a new methodology applied since 2020.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

The following table provides a breakdown of energy sale revenues of continued operations by business segment, by client category and by country as of March 31, 2020 and 2019.

Energy Sale Revenues
Generation and Distribution
(Figures in million US$)

Country	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	1Q 2020	1Q 2019	1Q 2020	1Q 2019	1Q 2020	1Q 2019	1Q 2020	1Q 2019	1Q 2020	1Q 2019	1Q 2020	1Q 2019	1Q 2020	1Q 2019

Generation	83	128	175	185	296	299	129	149	683	761	(182)	(199)	501	562
Regulated customers	-	-	62	83	145	150	74	85	281	318	(183)	(198)	98	120
Non regulated customers	-	-	80	85	92	108	48	56	220	249	1	(1)	221	248
Spot Market	83	128	29	14	59	41	5	4	176	187	-	-	176	187
Other Clients	-	-	4	3	-	-	2	4	6	7	-	-	6	7

Distribution	216	266	1,416	1,673	244	348	227	236	2,103	2,523	(1)	(5)	2,102	2,518
Residential	98	107	839	865	99	145	121	135	1,157	1,252	(1)	(5)	1,156	1,247
Commercial	83	89	357	358	82	69	26	30	548	546	-	-	548	546
Industrial	18	31	106	115	32	26	43	30	199	202	-	-	199	202
Other	17	39	114	335	31	108	37	41	199	523	-	-	199	523
Less: Consolidation adjustments	-	-	(69)	(77)	(74)	(75)	(40)	(52)	(183)	(204)	183	204	-	-

Energy Sales Revenues	299	394	1,522	1,781	466	572	316	333	2,603	3,080	-	-	2,603	3,080

Variation in million US$ and %.	(95)	24.1%	(259)	(14.5%)	(106)	(18.5%)	(17)	(5.1%)	(477)	(15.5%)	-	-	(477)	(15.5%)

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

I.- ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of Income Statement

The income attributable to the controlling shareholders of Enel Américas for the period which ended on March 31, 2020 reached US$ 208 million, which represents a 1.6% increase in relation to the US$ 204 million income registered in the same period of the previous year.

Below we present an item-by-item comparison of the income statement of the continuing operations for the periods ended on March 31, 2020 and 2019:

CONSOLIDATED INCOME STATEMENT (Continuing Operations) (million US$)	March 2020	March 2019	Change	% Change

Revenues	3,216	3,587	(371)	(10.3%)
Sales	2,985	3,369	(384)	(11.4%)
Other operating income	231	218	13	6.1%
Procurements and Services	(1,920)	(2,208)	288	13.0%
Energy purchases	(1,351)	(1,586)	235	14.8%
Fuel consumption	(51)	(90)	40	43.9%
Transportation expenses	(260)	(291)	32	10.6%
Other variable costs	(258)	(241)	(18)	(7.1%)
Contribution Margin	1,296	1,379	(83)	(6.0%)
Personnel costs	(145)	(169)	24	14.4%
Other fixed operating expenses	(303)	(301)	(2)	(0.5%)
Gross Operating Income (EBITDA)	848	909	(61)	(6.7%)
Depreciation and amortization	(223)	(238)	15	6.4%
Reversal of impairment profit (impairment loss) recognized in profit or loss	-	-	-	-
Impairment gains and impairment losses reversal (Impairment losses) determined in accordance with IFRS 9	(80)	(49)	(32)	(65.6%)
Operating Income	545	622	(77)	(12.4%)
Net Financial Income	(114)	(150)	36	24.1%
Financial income	80	119	(39)	(32.5%)
Financial costs	(185)	(342)	156	45.7%
Gain (Loss) for indexed assets and liabilities	19	25	(6)	(25.5%)
Foreign currency exchange differences, net	(27)	48	(75)	(157.4%)
Other Non Operating Income	1	-	1	100.0%
Others profit (loss)	-	-	-	-
Results of companies accounted for by participation method	1	-	1	100.0%
Net Income Before Taxes	432	472	(40)	(8.5%)
Income Tax	(122)	(156)	34	21.7%
Net Income from Continuing Operations	310	316	(6)	(2.0%)

NET INCOME	310	316	(6)	(2.0%)
Net Income attributable to owners of parent	208	204	4	1.6%
Net income attributable to non-controlling interest	102	112	(10)	(8.9%)

Earning per share (US$ /share)	0.00273	0.00356	(0.00083)	(23.3%)

(*) As of March 31, 2020 and 2019 the average number of ordinary shares were 76,086,311,036 and 57,452,641,516, respectively

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

EBITDA:

EBITDA during the period which ended on March 31, 2020 reached US$ 848 million, which represents a US$ 61 million decrease, equivalent to a 6.7% decrease in comparison to the US$ 909 million EBITDA for the period which ended on March 31, 2019.

Operating income, operating costs, staff expenses and other costs by nature for the operations that determine our EBITDA, broken down for each business segment for periods that ended on March 31, 2020 and 2019, are presented below:

EBITDA FROM CONTINUING OPERATIONS
BY BUSINESS SEGMENT

	As of March 31
	2020	2019	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	84	131	(48)	(35.9)
Brazil	191	205	(14)	(6.7)
Colombia	302	305	(3)	(1.0)
Peru	133	158	(25)	(15.9)
Revenues Generation and Transmission businesses	711	799	(89)	(11.0)
Distribution business
Argentina	226	278	(52)	(18.6)
Brazil	1,834	2,060	(224)	(10.9)
Colombia	400	418	(19)	(4.4)
Peru	237	247	(10)	(4.0)
Revenues Distribution business	2,698	3,003	(305)	(10.2)
Less: consolidation adjustments and other activities	(192)	(215)	23	(10.9)
Total consolidated Revenues Enel Américas	3,216	3,587	(370)	(10.3)

Generation and Transmission businesses
Argentina	(15)	(54)	39	72.4
Brazil	(106)	(73)	(33)	(44.6)
Colombia	(102)	(114)	11	9.9
Peru	(37)	(67)	30	44.5
Procurement and Services Generation and Transmission businesses	(261)	(308)	47	15.2
Distribution business
Argentina	(157)	(205)	47	23.6
Brazil	(1,299)	(1,503)	204	13.6
Colombia	(234)	(252)	18	7.3
Peru	(161)	(156)	(5)	(3.0)
Procurement and Services Distribution business	(1,850)	(2,116)	266	12.5
Less: consolidation adjustments and other activities	191	216	(26)	11.8
Total consolidated Procurement and Services Enel Américas	(1,920)	(2,208)	288	(13.0)

Generation and Transmission businesses
Argentina	(8)	(9)	1	16.7
Brazil	(4)	(4)	0	4.5
Colombia	(7)	(7)	0	3.6
Peru	(8)	(7)	0	(14.2)
Personnel Exepenses Generation and Transmission businesses	(25)	(27)	1	7.3
Distribution business
Argentina	(27)	(26)	(1)	(2.2)
Brazil	(70)	(90)	20	21.9
Colombia	(10)	(13)	3	19.6
Peru	(7)	(7)	0	3.4
Personnel Exepenses Distribution business	(114)	(136)	22	16.1
Less: consolidation adjustments and other activities	(5)	(6)	1	19.0
Total consolidated Personnel Expenses Enel Américas	(145)	(169)	24	14.2

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

Continued:

	As of March 31
	2020	2019	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	(6)	(6)	0	(8.8)
Brazil	(4)	(5)	1	(15.4)
Colombia	(9)	(8)	(1)	(18.6)
Peru	(10)	(10)	0	3.1
Other Expenses Generation and Transmission businesses	(29)	(29)	0	0.3
Distribution business
Argentina	(36)	(38)	2	4.9
Brazil	(185)	(171)	(14)	(8.4)
Colombia	(27)	(29)	2	4.6
Peru	(14)	(14)	0	0.4
Other Expenses Distribution business	(262)	(252)	(11)	(4.0)
Less: consolidation adjustments and other activities	(12)	(20)	8	38.7
Total consolidated Other Expenses Enel Américas	(303)	(301)	(3)	(0.8)

EBITDA
Generation and Transmission businesses
Argentina	56	62	(6)	(10.1)
Brazil	78	123	(45)	(37.1)
Colombia	184	176	8	4.5
Peru	79	74	5	6.7
EBITDA Generation and Transmission businesses	396	435	(38)	(9.0)
Distribution business
Argentina	7	9	(2)	(22.8)
Brazil	280	296	(16)	(5.3)
Colombia	129	124	5	4.0
Peru	55	70	(15)	(20.7)
EBITDA Distribution business	471	499	(28)	(5.7)
Less: consolidation adjustments and other activities	(19)	(25)	6	25.8
Total consolidated EBITDA Enel Américas	848	909	(61)	(6.7)

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

EBITDA OF THE GENERATION AND TRANSMISSION SEGMENT:

Argentina

EBITDA of our generation subsidiaries in Argentina reached US$ 56 million in March 2020 representing a US$ 6 million decrease as compared to the same period of 2019. The main variables, by subsidiary, which explain this decrease in the 2020 results are described below:

Enel Generación Costanera S.A.: (US$ 2 million lower EBITDA, mostly attributable to the conversion effects of the devaluation of the Argentine peso in relation to the US dollar and lower energy generation in relation to the same period of the year before.)

Enel Generación Costanera’s operating revenues decreased by US$ 29 million, or 37.5%, as of March 2020 compared to the previous year. The decrease is mainly explained by, (i) lower revenues of US$ 25 million, as a result of the devaluation of the Argentine peso against the US dollar, (ii) lower sales revenues of US$ 4 million, mainly due to lower physical sales of (-88 GWh), as a result of lower generation; and lower revenues due to the application of new regulations Resolution No. 31/2020, which established that energy and power values be charged in Argentine pesos, added to the effects of Resolution No. 12/2019 which established that fuel supply would be charged to CAMMESA.

Enel Generación Costanera’s operating costs decreased by US$ 25 million and are due mainly to lower gas consumption of US$ 13 million as a result of the application of Resolution No. 12/2019 which established that the company no longer had its own fuel management, and of US$ 12 million as a result of the devaluation of the Argentine peso.

Enel Generación Costanera’s staff expenses decreased by US$ 1 million which is mainly explained by the US$ 2 million cost decrease as a result of the devaluation of the Argentine peso in relation to the US dollar. The above was partially offset by the US$ 1 million salary cost increase related to the country’s inflation.

Enel Generación Costanera’s other expenses by nature decreased by US$ 1 million which is mainly explained by the devaluation of the Argentine peso in relation to the US dollar.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

Enel Generación El Chocón: (US$ 2 million lower EBITDA, mainly due to higher income as a result of a higher indexation of sales to the US dollar)

Enel Generación El Chocón operating revenues decreased by US$ 2 million in relation to the same period of last year, mostly because of US$ 5 million due to income decrease as a result of the conversion effects as a result of the devaluation of the Argentine peso in relation to the US dollar, offset by higher energy sales for the period (+31 GWh) of US$ 3 million.

Enel Generación El Chocón operating costs were in line with March 2019.

Staff expenses in Enel Generación El Chocón were in line with the same period of last year.

Other expenses by nature in Enel Generación El Chocón were in line with the same period of last year.

Central Dock Sud: (EBITDA in line in relation to the same period of the year before)

Dock Sud’s operating revenues decreased by US$ 14 million or 39.3% as of March 2020 compared to March of the previous year, which is mainly explained by (i) US$ 11 million from lower revenue as a result of the devaluation of the Argentine peso against the US dollar and (ii) US$ 10 million lower fuel management revenues according to Resolution No. 12/2019 applicable as of January 1, 2020. This was partially offset by higher energy sales (+276 GWh) totaling US$ 7 million

Dock Sud´s Operating costs decreased by US$ 14 million in relation to March of the year before, and is due mainly to (i) US10 million lower gas consumption of as a result of the application of Resolution No. 12/2019 which established that the company no longer controlled its own fuel management, and (ii) US$ 4 million lower costs as a result of the devaluation of the Argentine peso.

Staff expenses were in line with the same period of last year.

Other expenses by nature were in line with the same period of last year.

Enel Trading Argentina: (US$ 2 lower EBITDA, mainly due to lower sale services totaling US$ 2 million).

Brazil

EBITDA of our generation and transmission subsidiaries in Brazil totaled US$ 78 million in March 2020 representing a US$ 45 million decrease in relation to the same period of the previous year. The main variables, by subsidiary, that explain this income decrease in March 2020 are described below:

EGP Cachoeira Dourada S.A.: (US$ 5 million higher EBITDA due to lower energy purchases).

EGP Cachoeira Dourada’s operating revenues decreased by US$ 15 million, or 11.8%, in March 2020. This decrease is mostly explained by a US$ 21 million income decrease as a result of the 18.4% devaluation of the Brazilian real in relation to the US dollar, offset by a US$ 6 million increase explained by higher sale prices and despite lower physical sales (- 1,131 GWh).

EGP Cachoeira Dourada’s operating costs decreased by US$ 20 million, or 20.5% as of March 2020, mostly composed by a US$ 15 million decrease in the conversion effects as a result of the devaluation of the Brazilian real and lower energy purchases (- 1,041 GWh) of US$ 5 million.

Staff expenses were in line with the same period of last year.

Other expenses by nature were in line with the same period of last year.

Enel Generación Fortaleza: (US$ 42 million lower EBITDA mainly due to lower energy sales and higher PIS/COFINS costs)

Enel Generación Fortaleza’s operating revenues decreased by US$ 35 million, mostly due to US$ 24 million lower energy sales of (- 623 GWh), mainly as a result of a lower demand during the period, and US$ 11 million decrease stemming from the devaluation of the Brazilian real in relation to the US dollar.

Enel Generación Fortaleza’s operating costs increased by US$ 8 million, mainly because of PIS/COFINS of US$ 23 million recorded in 2019 as lower costs, higher gas consumption of US$ 8 million, mainly from higher purchase prices compared to the previous period. This was partially offset by lower energy purchases of US$ 19 million (-662 GWh), and US$ 4 million lower costs from devaluation of the Brazilian real in relation to the US dollar.

Staff expenses were in line with the same period of last year.

Other expenses by nature were in line with the same period of last year.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

Enel Cien S.A.: (US$ 5 million lower EBITDA as a result of lower conversion effects resulting from the 18.4% devaluation of the Brazilian real in relation to the US dollar totaling US$ 3 million and US$ 2 million lower transmission income).

Enel Green Power Volta Grande (US$ 3 million lower EBITDA mainly due to lower energy purchases and the effects of the devaluation of the real in relation to the US dollar)

Enel Green Power Volta Grande's EBITDA reached US$ 13 million as of March 2020, representing a US$ 3 million decrease in relation to the same period of the year before. The main variables that explain this decrease as of March 2020 are described below:

Enel Green Power Volta Grande’s operating revenues decreased by US$ 7 million mainly due to US$ 4 million from lower conversion effects of the devaluation of the Brazilian real in relation to the US dollar and US$ 3 million from lower energy sales (-25 GWh).

EGP Volta Grande’s operating costs decreased by US$ 4 million which corresponds to lower energy purchases (-79 GWh) due to lower demand.

Staff expenses were in line with the same period of last year.

Other expenses by nature were in line with the same period of last year.

Colombia

EBITDA of our generation subsidiary in Colombia reached US$ 184 million in March 2020, which represents a US$ 8 million increase in relation to the same period of the previous year. The main variables that explain this increase in the results are described below

Emgesa SA: (US$ 8 million higher EBITDA mainly due to tariff increases through higher sale prices)

Emgesa’s operating revenues decreased by US$ 3 million, or 1% as of March 2020. This decrease is mainly explained by US$ 34 million from lower revenues as a result of the 13.0% devaluation of the Colombian peso in relation to the US dollar. This was partially offset by a US$ 31 million operational improvement mainly due to better average sale prices and higher physical sales (+67 GWh).

Emgesa’s operating costs decreased by US$ 11 million and is mainly explained by a US$ 12 million lower conversion effects due to the devaluation of the Colombian peso and US$ 2 million lower fuel consumptions costs. This was partially offset by US$ 3 million higher energy purchases as a result of higher average purchase prices.

Emgesa’s staff expenses were in line in relation to last year’s results explained mainly by a US$ 7 million salary adjustment and internal inflation increase offset by US$ 7 million by the devaluation of the Colombian peso in relation to the US dollar.

Emgesa’s other expenses by nature were in line in relation to last year’s results.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

Peru

EBITDA of our generation subsidiaries in Peru reached US$ 79 million in March 2020, which represents a US$ 5 million increase in relation to the same period of the previous year. The main variables, by subsidiary, that explain this increase in the March 2020 results are described below:

Enel Generación Perú S.A.: (US$ 6 million higher EBITDA mostly because of lower energy purchases and lower transport costs)

Enel Generación Perú’s operating revenues decreased by US$ 19 million, or 14.9% in March 2020. This decrease is mostly explained by (i) US$ 20 million decrease in lower energy sales (-77GWh) (ii) US$ 3 million lower revenues from the loss of profit related to the Central de Callahuanca accident recorded in 2019, and (iii)) US$ 3 million lower income from the conversion effects related to the 2.3% devaluation of the new Peruvian sol in relation to the US dollar. This was partially offset by higher average sales prices of US$ 7 million.

Enel Generación Peru’s operating costs decreased by US$ 25 million or 44.8% as of March 2020, mainly as a result of (i) US$ 10 million lower energy purchases (ii) US$ 4 million lower gas consumption due to thermal power plants lower production, and (iii) US$ 11 million lower gas transport and distribution costs by reducing Take or Pay levels with suppliers.

Staff expenses were in line with the same period of last year.

Other expenses by nature were in line with the same period of last year.

Enel Generación Piura S.A.: (US$ 3 million lower EBITDA due to lower energy and gas sales)

Enel Generación Piura SA’s operating revenue decreased by US$ 5 million mainly explained by lower energy sales (-9 GWh) and US$ 3 million in gas sales.

Enel Generación Piura S.A.’s operating costs decreased by US$ 5 million explained by lower transport costs and lower energy purchases.

Chinango S.A.: (EBITDA increased by US$ 1 million mainly due to lower energy purchases and transport).

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

DISTRIBUTION SEGMENT EBITDA:

EBITDA of our distribution subsidiaries in Argentina reached US$ 7 million as of March 2020, representing a decrease of US$ 2 million compared to March of the previous year. The main variables, per subsidiary, that explain this decrease in the March 2020 results are described below:

Argentina

Empresa Distribuidora Sur S.A. (Edesur): (US$ 2 million lower EBITDA mainly due to the conversion effects of the Argentine peso in relation to the US dollar)

 EBITDA of our Argentinean subsidiary Edesur reached US$ 7 million in March 2020, which represents a US$ 2 million decrease in relation to the same period of last year. The main variables that explain this decrease in the March 2020 income are described below:

Edesur’s operating revenue decreased by US$ 52 million, or 18.6% in March 2020, which is mainly explained by US$ 89 million from lower conversion effects as a result of the devaluation of the Argentine peso against the US dollar. This was partially offset by US$ 37 million higher energy sales, due to higher physical sales (+72 GWh); along with a tariff increase made in March 2019, which remains frozen since that date, and an increase in the social tariff (low income and low consumption customers, which are partially subsidized by the state).

Edesur’s operating costs decreased by US$ 48 million, or 23.6% explained mainly by (i) a US$ 66 million decrease as a result of the devaluation of the Argentine peso against the US dollar, and (ii) US$ 4 million lower revenues mainly due to lower generator equipment rental. This was partially offset by (i) US$ 5 million higher energy purchases (ii) a US$ 14 million increase in the average purchase price of energy due to the effects of domestic inflation and (iii) US$ 3 million higher high-voltage transportation costs.

Edesur’s staff expenses were in line with the same period of last year. This is explained by US$ 8 million lower expenses due to lower conversion effects as a result of the devaluation of the Argentine peso against the US dollar. This was partially offset by
US$ 8 million in wage increases, mainly explained by the recognition of inflation in wages and social charges.

Edesur’s other expenses by nature decreased by US$ 2 million mainly explained by US$12 million lower effects due to the devaluation of the Argentine peso against the US dollar, offset by US$ 10 million higher costs for maintenance and network renewal services and others.

Energy losses increased by 0.4 p.p. reaching 15.8% of operating costs as of March 2020. The number of Edesur’s clients as of March 2020 reached 2.5 million which represents a 25,000 increase in relation to the same period of the year before.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

Brazil

EBITDA of our distribution subsidiaries in Brazil reached US$ 280 million in March 2020, which represents a US$ 16 million decrease in relation to the same period of the previous year. The main variables, by subsidiary, that explain such a decrease in the March 2020 results are described below:

Enel Distribución Río S.A.: (US$ 20 million lower EBITDA mostly attributable to lower income stemming from asset and liability sales and due to the effects of the devaluation of the Brazilian real).

Enel Distribución Rio’s operating revenue decreased by US$ 70 million or 16.7% in March 2020 explained mainly by: US$ 95 million in lower energy sales attributable mainly to the following effects, (i) US$53 million less from lower conversion effects due to the 18.4% devaluation of the Brazilian real in relation to the US dollar, (ii) US$ 33 million lower income due to the net effect of assets and regulatory liabilities, due to higher cost recovery through the tariff, and (iii) US$ 30 million lower revenues due to lower energy supply and unbilled energy sales. The above was partially offset by: (i) US$ 16 million higher revenue from research and development and energy efficiency (ii)) US$ 5 million higher PIS/COFINS tax revenues.

On the other hand, other services increased by US$ 11 million mainly explained by greater toll revenue of US$ 17 million, offset by lower conversion effects of US$ 6 million, due to the devaluation of the Brazilian real in relation to the US dollar.

Finally, other operating income increased by US$ 14 million, explained by higher construction revenues of US$ 20 million, stemming from the application of IFRS 12 "Services Grant Agreements" (hereinafter "IFRS 12"), offset by US$ 6 million of lower income due to the devaluation of the Brazil real in relation of the US dollar.

Enel Distribución Rio’s operating costs decreased by US$ 49 million or 16.6% as of March 2020, explained by:

Energy purchases decreased by US$ 61 million, a variation explained by: (i) a US$ 27 million decrease in spot market purchases and (ii) US$ 34 million from lower conversion effects due to the devaluation of the Brazilian real.

Energy transport costs decreased by US$ 1 million mainly due to the lower conversion effects caused by the devaluation of the Brazilian real.

A US$ 14 million increase in other variable supplies mainly due to US$ 20 million related to higher costs linked to construction services under IFRS 12, offset by US$ 6 million due to lower conversion effects arising from the devaluation of the Brazilian real.

Staff expenses at Enel Distribución Río decreased by US$ 2 million, mainly due to the lower conversion effects caused by the devaluation of the Brazilian real.

Enel Distribución Rio’s other expenses by nature increased by US$ 1 million due mainly to US$ 2 million from higher costs of provisions for litigation risks and US$ 5 million increase in maintenance costs from third parties including US$ 3 million in technology and software services, offset by US$ 6 million from lower conversion effects of the devaluation of the Brazilian real.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

Energy losses increased by 0.5 p.p. reaching 22.0% in March 2020. As of March 2020, Enel Distribución Río had 2.95 million clients, 139,000 less than in March 2019.

Enel Distribución Ceará S.A.: (US$ 23 million higher EBITDA mainly due to higher energy sales and tariff review effects)

Enel Distribución Ceará’s operating revenue decreased by US$ 6 million, or 1.7% in March 2020, mostly due to:

Energy sales increased by US$ 2 million, mainly due to: (i) US$ 16 million increase in physical sales of energy (+ 80 GWh), (ii) US$ 38 million due to the accumulated effect of tariff revision applied as of April 2019 and (iii) US$ 12 million income from research and development.

This was partially offset by (i) US$ 37 million from lower conversion effects, due to the devaluation of the Brazilian real, and (ii) US$ 27 million in lower net income of sector assets and liabilities.

Other sales decreased by US$ 3 million due to the lower conversion effects of the devaluation of the Brazilian real.

Other services decreased by US$ 12 million as a result of US$ 7 million in lower income from tolls from free clients and US$ 5 million due to lower conversion effects as a result of the devaluation of the Brazilian real.

Other operating income increased by US$ 7 million mainly due to US$ 15 million from lower construction revenue from the application of IFRS12 and US$ 8 million for lower conversion effects due to the devaluation of the Brazilian real.

Enel Distribución Ceará’s operating costs decreased by US$ 28 million or 11.3% in March 2020, which is mainly explained by (i) US$ 35 million in lower energy purchases mainly of US$ 28 million due to the conversion effects of the devaluation of the Brazilian real and US$ 7 million lower energy purchases and average prices (ii) a US$ 1 million decrease due to lower conversion effects because of the devaluation of the Brazilian real.

This was offset by a US$ 8 million increase in other supplies and services, mainly US$ 15 million from higher construction costs due to the application IFRS 12, offset by US$ 7 million of the conversion effects of the devaluation of the Brazilian real.

Enel Distribución Ceará’s staff expenses decreased by US$ 3 million in relation to the year before mainly due to the conversion effects of the devaluation of the Brazilian real in relation to the US dollar.

Enel Distribución Ceará’s other expenses by nature increased by US$ 2 million in relation to the March 2019 period, mainly US$ 1 million from higher costs for provisions for civil litigation risks and US$ 6 million for increased third-party services including US$ 3 million in technology and software services offset by US$ 5 million in lower conversion effects due to the devaluation of the Brazilian real.

Energy losses decreased by 0.5 p.p. reaching 14.4% as of March 2020. Enel Distribución Ceará had 4.01 million clients in March 2020 which represented a 46,000 decrease in the number of clients as compared to the same period of the previous year.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

Enel Distribución Goiás: (US$ 41 million lower EBITDA mainly due to lower energy sales and the devaluation of the Brazilian real in relation to the US dollar)

Enel Distribución Goiás’ operating revenue decreased by US$ 53 million which is mainly explained by US$ 65 million from lower energy sales, mainly due to US$ 51 million from lower conversion effects, due to the 18.4% devaluation of the Brazilian real in relation to the US dollar and US$ 26 million lower physical energy sales (-18 GWh). This is partially offset by US$ 9 million higher revenue from research and development and energy efficiency and US$ 3 million higher PIS/COFINS tax revenues.

All of the above was partially offset by (i) a US$ 8 million increase in other services explained by a US$ 12 million increase in toll revenue due to a tariff adjustment for free clients, which also increased as compared to the same period last year, offset by US$ 4 million as a result of the conversion effects stemming from the devaluation of the Brazilian real against US dollars, and (ii) US$ 4 million higher other operating incomes increased by US$ 14 million higher construction revenues from the application of IFRS 12 "Service Concession Agreements" (hereinafter "IFRS 12"), offset US$ 8 million from lower conversion effects due to the 18.4% devaluation of the Brazilian real and US$ 2 million from lower revenues for lower fines due to renegotiating with clients.

Enel Distribución Goiás’ operating costs decreased by US$ 19 million, explained by US$ 41 million from lower conversion effects due to the devaluation of the Brazilian real partially offset by (i) US$ 5 million in increased transport costs from higher tariffs from the use of networks, (ii) higher energy purchases totaling US$ 3 million, due to higher average prices, and (iii) US$ 14 million increase in other variable supplies and services mainly for lower construction costs as per the application of IFRS 12.

Enel Distribución Goiás’ staff costs decreased by US$ 3 million mainly due to lower conversion effects due to the devaluation of the Brazilian real.

Enel Distribución Goiás’ other expenses by nature increased by US$ 10 million mainly due to higher costs of maintenance and conservation of electrical installations, services for meter reading and client assistance and other related services totaling US$ 17 million offset by US$ 7 million from lower conversion effects due to the devaluation of the Brazilian real.

Energy losses increased by 1.3 p.p. reaching 12.4% as of March 2020. As of March 2020, Enel Distribución Goiás had 3.14 million clients which represented an 89,000 increase in new clients as compared to the same period of the previous year.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

Enel Distribución Sao Paulo (former Eletropaulo): US$ 22 millon higher EBITDA due to tariff review applied as of July 2019

Enel Distribución Sao Paulo’s operating revenue decreased by US$ 97 million in relation to the same period of the previous year. The main variations are explained below: (i) US$ 142 million lower revenues as a result of the devaluation of the Brazilian real in relation to the US dollar and (ii) US$ 23 million lower income from the net effect of regulatory assets and liabilities. The above was partially offset by US$ 43 million higher energy sales, as a result of tariff review applied as of July 2019, despite lower physical sales (-422 GWh), and (ii) US$ 25 million in other services which correspond to revenues for toll-free services.

Enel Distribución Sao Paulo’s operating costs decreased by US$ 109 million in relation to March 2019 which is mainly explained by: (i) US$ 108 million lower costs as a result of the conversion effects due to the devaluation of the Brazilian real and (ii) US$ 6 million lower energy purchases. This partly offset by US$ 5 million higher transportation costs.

Enel Distribución Sao Paulo’s staff costs decreased by US$ 12 million in relation to March 2019 which is mainly explained by US$ 9 million as a result of the conversion effects due to the devaluation of the Brazilian real against the US dollar and US$ 3 million lower remuneration costs due to efficiency plan and project digitalization.

Enel Distribución Sao Paulo’s other expenses by nature increased by US$ 1 million in relation to March 2019 with a US$ 9 million increase mainly in third party service costs for line and network maintenance and other services, offset by US$ 8 million as a result of the conversion effects due to the devaluation of the Brazilian real.

Energy losses during March 2020 increased by 0.3 p.p. reaching 9.8%. The number of clients of Enel Distribución Sao Paulo reached 7.81 million as of March 2020, representing an increase of 125,000 new clients compared to the same period of the previous year.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

Colombia

EBITDA of our subsidiary Codensa in Colombia reached US$ 129 million in March 2020, which represents a US$ 5 million increase in relation to the same period of the previous year. The main variables that explain such increase in the March 2020 results are described below:

Codensa S.A.: (US$ 5 million higher EBITDA mainly explained by higher average sales prices, higher physical sales and lower staff costs)

Codensa’s operating revenue decreased by US$ 18 million, or 4.4% as of March 2020, and were mainly accounted for by US$ 47 million from lower conversion effects, due to the 13% devaluation of the Colombian peso in relation to the US dollar. This was partially offset by (i) US$ 20 million mainly due to a higher average price of US$ 19 million and US$ 1 million due to higher physical sales (+62 GWh), (ii) a US$ 7 million increase mainly due to a better credit card margins, given the start of the new Open Book model with Colpatria as of November 2019, and increased margins due to implementation of cleaning services billing and other services, and (iii) a US$ 2 million increase in fines and penalties on clients.

Codensa’s operating costs decreased by US$ 19 million or 7.3% as of March 2020 and can be mainly explained by US$ 29 million lower conversion effects due to the devaluation of the Colombian peso against the US dollar. The above was partially offset by (i) a US$ 4 million increase in greater energy purchases, mainly due to higher average energy prices (ii) a US$ 2 million increase in transport costs and (iii) US$ 5 million in variable services and supplies for line connections and maintenance charges.

Staff costs decreased by US$3 million, mainly explained by the devaluation of the Colombian peso against the US dollar of US$2 million and US$ 3 million lower labor activations for investment projects. This partially offset by US$ 2 million in higher wage adjustment expenses and additional benefits under the Collective Agreement.

Codensa’s other expenses by nature decreased by US$ 1 million arising from the lower conversion effects due to the devaluation of the Colombian peso against the US dollar.

Energy losses in March 2020 decreased by 0.5 p.p. in relation to the year before and reached 7.5% in March 2020. Codensa had 3.55 million clients as of March 2020 which represents an increase of 94,000 new clients, as compared to the same period of the previous year.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

Peru

EBITDA of our subsidiary Enel Distribución Perú S.A. reached US$ 55 million in March 2020 which represents a US$ 15 million decrease in relation to the same period of the previous year.

Enel Distribución Peru S.A.: (US$ 15 million lower EBITDA mainly due to higher physical sales and tariff increases).

Enel Distribución Perú’s operating revenue decreased by US$ 10 million mainly explained by US$ 6 million lower conversion effects due to the 2.3% devaluation of the new Peruvian sol in relation to the US dollar and lower energy sales of US$ 8 million (-99GWh). This was offset by US$ 4 million in higher revenues due to better average sale prices.

Enel Distribución Perú’s operating costs increased by US$ 5 million which is mainly explained (i) US$ 4million higher energy purchases explained by US$ 10 million in higher purchase prices offset by US$ 6 million from lower physical purchases and (ii) US$ 4 million for higher variable costs for line connections and maintenance charges. The above was partially offset by US$ 3 million related to the lower conversion effects from the devaluation of the new Peruvian sol.

Enel Distribución Perú’s staff expenses were in line with March 2019.

Enel Distribución Perú’s other expenses by nature were in line with March 2019.

Energy losses in March 2020 increased by 0.4 p.p. reaching 8.4%. Enel Distribución Perú had 1.44 million clients in March 2020 which represents an increase of 9,000 new clients, as compared to the same period of the previous year.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

The following table shows, by segment and by country, a summary of EBITDA, Depreciation Expenses, Amortization and Impairment, and EBIT for the subsidiaries of the Enel Américas Group during the periods ended as of March 31, 2020 and 2019.

	As of March 31, 2020			As of March 31, 2019
Segment	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	(Million US$)

Generation and Transmission
Argentina	56	(24)	32	62	(14)	48
Brazil	78	(7)	71	123	(10)	113
Colombia	184	(18)	166	176	(18)	158
Peru	79	(16)	63	74	(17)	57
Total Generation and Transmission	396	(65)	331	435	(59)	376

Distribution
Argentina	7	(25)	(18)	9	(25)	(16)
Brazil	280	(162)	118	296	(155)	141
Colombia	129	(35)	94	124	(33)	91
Peru	55	(16)	39	70	(15)	55
Total Distribution	471	(238)	233	499	(228)	270
Less: consolidation adjustments and other activities	(19)	-	(19)	(25)	-	(25)
Total Consolidated Enel Américas	848	(303)	545	909	(287)	622

Depreciation, Amortization, Impairment

Depreciation, amortization and impairment totaled US$ 303 million in March 2020 which represents a US$ 16 million increase in relation to the same period of 2019.

Depreciation and amortization reached US$ 223 million in March 2020 representing a US$ 15 million decrease compared to same period of 2019. The above is mainly explained by (i) US$ 6 million in Enel Distribución Sao Paulo mainly due to the conversion effects of the devaluation of the Brazilian real in relation to the US dollar totaling US$ 8 million, offset by US$ 2 million higher depreciation due to increased asset activations and
(ii) US$ 11 million in Enel Distribución Rio mainly for accelerated depreciation of certain assets registered in March 2019 totaling US$ 8 million, the difference corresponds to the conversion effects resulting from the devaluation of the Brazilian real against the US dollar.

At the same time, the impairment losses on financial assets from the application of IFRS 9 totaled US$ 80 million as of March 2020, representing a US$ 32 million increase as compared to the same period of the previous year, which is explained mainly in Brazilian subsidiaries, namely: US$ 8 million in Enel Distribución Sao Paulo, US$ 9 million in Enel Distribución Río, US$ 11 million in Enel Distribución Goiás and US$ 4 million in Enel Distribución Ceará. The above was offset by US$ 2 million from the conversion effects.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

The following table shows the consolidated non-operating income from continued activities for the periods ended March 31, 2020 and 2019:

NON OPERATING INCOME CONTINUING OPERATIONS

	As of March 31
	2020	2019	Variation	Variation
	(US$ million)%
Financial Income
Argentina	14	22	(8)	(36.4)
Brazil	57	88	(31)	(35.2)
Colombia	4	3	1	33.3
Peru	3	2	1	50.0
Consolidation adjustments and other activities	3	4	(1)	23.7
Total Financial Income	81	119	(38)	(32.0)
Financial Costs
Argentina	(22)	(68)	46	67.6
Brazil	(119)	(219)	100	45.7
Colombia	(30)	(39)	9	23.1
Peru	(8)	(9)	1	11.1
Consolidation adjustments and other activities	(7)	(7)	-	-
Total Financial Costs	(186)	(342)	156	45.6
Foreign currency exchange differences, net
Argentina	15	35	(20)	57.1
Brazil	(99)	-	(99)	(100.0)
Colombia	(7)	-	(7)	(100.0)
Peru	-	(1)	1	100.0
Consolidation adjustments and other activities	63	14	49	349.1
Total Foreign currency exchange differences, net	(27)	48	(75)	155.7
Gain (Loss) for indexed assets and liabilities	19	25	(6)	(25.5)
Net Financial Income Enel Américas	(114)	(150)	36	23.8

	As of March 31
	2020	2019	Variation	Variation
	(US$ million)%
Share of profit (loss) of associates accounted for using the equity method:
Argentina	-	-	-	-
Brazil	-	-	-	-
Colombia	-	-	-	-
Peru	-	-	-	-
Less: consolidation adjustments and other activities	1	-	1	100.0
Total Share of profit (loss) of associates accounted for using the equity method	1	-	1	100.0

Total Non Operating Income	1	-	1	100.0

Net Income Before Taxes	432	472	(40)	14.3
Income Tax
Enel Américas (holding)	(24)	3	(21)	(900.0)
Argentina	(14)	(60)	46	76.7
Brazil	(71)	(70)	(1)	(1.4)
Colombia	(19)	(32)	13	40.1
Peru	4	3	1	(44.7)
Total Income Tax	(122)	(156)	34	21.9

Net Income after taxes	310	316	(6)	(2)

Net Income attributable to owners of parent	208	204	4	2
Net income attributable to non-controlling interest	102	112	(10)	(9)

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

Financial Income

Financial income reached a US$ 114 million loss as of March 2020 which represents a US$ 36 million decrease in relation to the same period of the previous year. The foregoing is mostly explained by:

(a) Lower financial income of US$ 38 million mainly due to (i) US$ 8 million in Enel Distribución Sao Paulo, mainly due to US$ 5 million conversion effects of the devaluation of the Brazilian real against the US dollar of and US$ 3 million lower revenue from the application of IFRS 12 updates, (ii) US$ 22 million in Enel Generación Fortaleza mainly for financial update of PIS/COFINS taxes receivable, registered in 2019, which included US$ 3 million for the devaluation of the real and (iii)) US$ 6 million lower income in Edesur mainly due to the US$ 3 million conversion effects of the devaluation of the Argentine peso against the US dollar of and US$ 3 million lower interest charged for arears from clients.

(b) US$ 156 million decrease in financial expenses mainly attributable to: (i) US$ 21 million lower expenses attributable to Enel Distribución Sao Paulo, mainly due to US$ 11 million lower costs for civil and labor contingency upgrades and US$ 10 million due to the effects of the devaluation of the Brazilian real (ii) US$ 62 million lower financial expenses in Enel Brasil related to the US$ 52 million debt with Enel Finance International for the purchase Enel Distribución Sao Paulo and US$ 10 million due to the conversion effects of the devaluation the Brazilian real, (iii) US$ 16 million lower expenses in Enel Distribución Rio, mainly US$ 9 million lower expenses for bank debts and US$ 7 million for the conversion effects due to the devaluation of the Brazilian real as compared to the same period of the previous year , (iv) US$ 27 million lower expenses in Edesur, mainly US$ 18 million due to the devaluation of the Argentine peso against the US dollar and US$ 9 million lower costs for the Cammesa debt, (v) US$ 7 million lower expenses in Enel Generación Costanera of US$ 4 million lower debt costs with Cammesa and US$ 3 million conversion effects due to the devaluation of the Argentine peso, (vi) US$7 million lower expenses in Emgesa of US$ 4 million for lower bank debt costs of and US$ 3 million of the conversion effects due to the devaluation of the Colombian peso against the US dollar, and (vii) US$ 4 million lower expenses in Codensa mainly for financial debt and the conversion effects of the Colombian peso in equal parts.

(c) A US$ 6 million decrease in results from readjustments corresponding to the income generated by the application of IAS 29 in Argentina. It reflects the net balance arising from implementing inflation to non-monetary assets and liabilities and income accounts that are not determined on a current basis converted to US Dollars at year-end Exchange rate.

(d) US$ 75 million negative results for exchange differences as compared to the previous year, mainly due to: (i) US$ 20 million negative exchange differences in Enel Brasil for accounts payable in foreign currencies, (ii) US$ 27 million negative exchange differences related to receivables in foreign currencies for VOSA credits in Argentina, of which Enel Generación el Chocón has US$ 22 million and Central Dock Sud US$ 5 million , including US$ 15 million of conversion effects due to the devaluation of the Argentine peso, (iii) US$ 7 million negative exchange differences in Emgesa and Codensa, (iv) US$ 15 million negative exchange differences in Enel Américas Holding, as a result of financial investments in Chilean pesos , and (vi) approximately a US$ 6 million difference that corresponds to the conversion effects of currencies in the different countries in which we operate.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

Corporate Taxes

The gains tax levied on companies’ profits reached US$ 122 million on March 31, 2020 and is US$ 34 less in relation to the same period of the same year, mainly due to:
(i) US$ 32 million lower expenses in Enel Brasil mainly for the registration of deferred taxes on assets due to the differences in a negative foreign currency debt exchange, (ii) US$ 20 million from lower expenses in Enel Generación Fortaleza mainly explained by lower financial results compared to the same period of the previous year, (iii) US$ 22 million from lower expenses in Enel Distribución Goiás explained by lower financial results, (iv) US$ 9 million from lower expenses in Enel Generación Peru mainly due to legal contingency with Electroperú, (v) US$ 3 million from lower expenses in Enel Distribución Peru due to lower financial results.

This was partially offset by higher tax expenses (i) US$ 18 million in Enel Distribución Sao Paulo due to improved financial results as compared to the results of the same period of the previous year, (ii) US$ 4 million from higher expenses in Enel Distribución Ceará due to better financial results, (iii) US$ 5 million from higher expenses in Enel Cien due to better financial results, (iv) US$ 15 million from higher expenses in Central Dock Sud mainly explained by lower tax benefits arising from the revaluation of fiscal non-monetary assets and liabilities that was recorded in 2019, (v) US$ 7 million higher expenses in Enel Generación el Chocón mainly for tax benefit adjustments in the 2018 fiscal year filed in 2019, and (vi) US$ 6 million from higher taxes in Enel Generación Costanera for the income from the 2019 tax revaluation.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

ANALYSYS OF THE FINANCIAL STATEMENT

Assets
	March 2020	December 2019	Variation	Variation
	(US$ million)%

Current Assets	5,711	6,581	(870)	(13.2%)
Non current Assets	19,636	23,195	(3,559)	(15.3%)

Total Assets	25,347	29,776	(4,429)	(14.9%)

Enel Américas’ total assets as of March 31, 2020 decreased by US$ 4,429 million as compared to the total assets held on December 31, 2019, mainly as a result of:

       Current assets decreased by US$ 870 million, equivalent to 13.2%, mostly explained by:

•

A US$ 308 million cash and cash equivalents decrease composed mainly of: (i) US$ 306 net income from operational flows corresponding to charges for sales and services, net of supplier payments and others, (ii) US$ 54 million in net outgoings for financing activities corresponding to US$ 88 million cash income for bank loans and US$ 217 million new bond emission. This was partially offset by loan payments of US$ 83 million, which includes US$ 33 million in bank credit payments, US$ 44 million in bonds and US$ 6 million from other sources of financing, dividend payment of US$ 167 million, interest payment of US$ 92 million, lease liability payments of US$ 15 million, and US$ 2 million in other cash outgoings and (iii) US$ 374 million in net cash outgoings corresponding to investment activities that correspond to disbursements for the incorporation of plant, equipment and properties totaling US$ 216 million, US$ 173 million payments for the incorporation of intangible assets, US$ 31 million from 90 plus days investments. These investment cash outflows were offset by US$ 14 million Interest received, US$ 32 million from 90 plus days investment interest, and US$ 186 million from the variations of the exchange rate in cash and cash equivalents.

•

A US$ 133 millionincrease in other current financial assetsmainly consisting of 90+ day collocations as follows: (i) US$ 45 million inEnel Distribución Rio, (ii) US$ 63 million in Enel Distribución Goiasand (iii) US$ 22 million in Enel Distribución Ceará.

•	A US$ 39 milliondecrease in other current non-financial assetsmainly explained by the conversion effects due to the devaluation of the different currencies in the countries where we operate.
•

US$ 615 million decrease in Commercial Receivables and other current receivables which is mainly explained by the effects of the devaluation of currencies against the US dollar, as follows: (i) US$ 125 million in Enel Distribución Rio, (ii) US$ 249 million in Enel Distribución Sao Paulo, (iii) US$ 94 million in Enel Distribución Goiás, (iv) US$ 111 million Enel in Distribución Ceará, and (v) US$ 14 million Emgesa.

•	US$ 12 million Decrease in Current stocks explained by the effects of the devaluation of currencies against the US dollar.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

•

A US$ 25 million decrease in Other Assets for Current Taxes mainly corresponding to US$ 15 million effects of the devaluation of currencies against the US dollar and a US$ 12 million decrease in tax advances in Enel Generación el Chocón.

       A US$ 3,559 million decrease of non-current assets equivalent to 15.3%, mainly due to:

•

A US$ 644 million decrease in other non-current financial assets mainly due to US$ 674 million effects of the devaluation of the Brazilian real in accounts receivable from distribution companies in Brazil due to the application of IFRS 12 of US$ 38 million in increased IFRS assets

•

A US$ 104 million decrease in other non-financial and non-current assets mainly (i) US$ 441 tax recognition for recovery in Enel Distribución Sao Paulo and US$ 2 million in Enel Distribución Ceará respectively, as a result of a ruling of the Brazilian supreme court that granted our subsidiaries the right to recover certain taxes that, following a market practice, were overpaid in the past (PIN/COFINS). The point in question is that the basis for determining these taxes included the ICMS tax, a situation which has now been resolved.

The overpayment of PIS/COFINS taxes was also passed on at the time to the end customers, so simultaneously with the recognition of these taxes to recover, our subsidiaries have recognized a regulatory liability and for the same amounts. Our subsidiaries have recognized a regulatory liability for the same amounts as the ones indicated above, net of any costs incurred by the Companies in these court proceedings. (see page 33 of this document explaining the increase in commercial accounts payable and other non-current payables).

The amounts indicated above were partially offset by the effects of the currency devaluation in relation to the US dollar totaling US$ 361 million.
In addition, there was an evident decrease in recoverable taxes: US$ 12 million in Enel Fortaleza Generacion, including US$ 7 million from the conversion effects.
•

A US$ 87 million decrease in commercial receivables and other non-current receivables mainly from: (i) US$ 49 million in Sao Paulo Distribución due to US$ 23 million effects of the devaluation of the Brazilian real against the al US dollar, and US$ 25 million short-term transfers of regulatory assets, net of financial updates and new registrations, (ii) US$ 18 million in Distribución Ceará due to US$ 13 million short-term transfers of regulatory assets net of financial updates and new registrations and US$ 5 million effects of the devaluation of the Brazilian real, (iii) US$ 6 million in Codensa mainly for the effects of the devaluation of the Colombian peso against the US dollar, and (iv) US$ 7 million in Enel Generación Chocón due to the US$ 14 million effects of the devaluation of the Argentine peso offset by a US$ 7 million increase in exchange variations for receivables to get from VOSA.

•

A US$ 1,262 million decrease in intangible assets other than capital gains consisting mainly of (i) a US$ 1,215 million decrease due to the conversion effects of the U.S. dollar from each subsidiary's functional currencies, (ii) depreciation and impairment losses of US$ 109 million and (iii) US$ 26 million in other decreases mainly for transfers to financial assets to be recovered at the end of the concession. This was partially offset by (i) a US$ 87 million increase for new investments.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

•	A US$ 219 million decrease in value mainly explained by the conversion effects of the US dollar from the functional currencies of each subsidiary.
•

A US$ 1,012 milliondecrease in properties, plants and equipmentconsisting mainly of (i)US$ 1,103 milliondecreasedue tothe conversion effects of the US dollar fromthe functional currencies of each subsidiary, (ii)a US$ 108 milliondepreciation and impairment losses and (iii) US$ 40 millionother decreases. This was partially offset by (i)a US$ 117 millionincrease for newinvestments and (ii)US$ 122 millionin other increases as a result of the application ofIAS 29 in our Argentine subsidiaries.

•	A US$ 207 million increase in Deferred Tax Assets,mainly explained by the conversion effects of the US dollar from the functional currencies of each subsidiary.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

Liabilities and Equity
	March 2020	December 2019	Variation	Variation
	(US$ million)%

Current Liabilities	6,214	6,736	(522)	(7.7%)
Non Current Liabilities	8,924	10,794	(1,870)	(17.3%)

Total Equity	10,209	12,246	(2,037)	(16.6%)
attributable to owners of parent company	8,334	9,966	(1,632)	(16.4%)
attributable to non-controlling interest	1,875	2,280	(405)	(17.8%)

Total Liabilities and Equity	25,347	29,776	(4,429)	(14.9%)

Enel Américas’ total liabilities and equityas of March 31, 2020 decreased by US$ 4,429 million as compared to the total liabilities and equity as of December 2019, mostly attributable to:

       Current liabilities decreased by US$ 522 million, explained mainly by:

•

A US$ 458 million increase in other current financial liabilitieswhich is basically explained by: (i) US$ 122 millionin Enel Distribución Goiásmainly US$ 190 millionfor debt transfer from short-term, US$ 43 million accrued interest and exchange rate variation offset by US$ 111 millioncorresponding to conversion effects of the devaluation of the Brazilian real, (ii) a US$ 84 millionincrease in Enel Distribución Rio, mainly for long-term debt transfers totaling US$ 111 million, US$ 45 millionaccrued interest, exchange change variations and loan collection of net of payments, offset by US$ 72 million related to the conversion effects of the devaluation of the Brazilian real, (iii)a US$ 72 millionincrease in Enel Distribución Cearáfor loans totaling US$ 79 million net of payments, US$ 29 millionaccrued interest and exchange rate variations, offset byUS$ 36 million conversion effects of the devaluation of the Brazilian real against the US dollar, (iv)a US$ 23 millionincrease in Enel Distribución Sao Paulo, US$ 45 million for the acquisition of new loans, net of payments, offset by US$ 22 million corresponding to conversion effects of the devaluation of the Brazilian real, (v)a US$ 13 millionincrease in Enel Fortaleza Generación for accrued interest and exchange variations of US$ 32 million, offset by US$ 18 millionfrom the conversion effects of the devaluation of the real,and (vi) a US$ 149 millionincrease in Emgesamainly for the US$ 193 milliontransfer of long-term bonds net of paymentsoffsetby US$ 44 million forthe conversion effects due to the devaluation of the Colombian peso against the US dollar.

•

A US$ 751 million decrease incommercial accounts and other current payableswhich is mainly explained by: (i) a US$ 276 milliondecrease in (i) Enel Sao PauloDistribución, corresponding to US$ 249 millionfrom the conversion effects of the devaluation of the Brazilian real against the US dollar, the difference corresponds to lower accounts payable for the purchases of energy and net suppliers of its provisions and long term transfers, (ii)US$ 136 millionin Enel Distribución Goiáswhich includes US$ 85 millionfrom the conversion effects of the devaluation of the Brazilian real, the difference corresponds to lower accounts payable for energy purchases and suppliers, net of provisions and long term transfers, (iii) US$ 112 millionin Enel Distribución Rio mainly US$ 85 millionfrom the conversion effects of the devaluation of the Brazilian real, the difference corresponds to lower accounts payable for energy purchases and suppliers, net of provisions and long term transfers, (iv)US$ 124 millionin Enel Distribución n Cearáwhich includes US$ 82 millionfrom the conversion effects of the devaluation of the real, the difference corresponds to lower accounts payable for energy purchases and suppliers, net of provisions and long term transfers, (v)US$ 44 millionin Enel Generación Cachoeira Douradamainly due to the conversion effects of the devaluation of the real against the US dollar, (vi)US$ 16 millionin Enel Generación Perufor lower accounts payable from suppliers, and (vii)US$ 20 millionin Enel Distribución Perufrom lower accounts payable from suppliers.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

•         A US$ 82 million decrease in accounts payable to current related entities mainly for lower dividend payments to Enel SpA of US$71 million, the difference corresponds to the conversion effects of the different currencies of the subsidiaries.

•         A US$ 56 million decrease in other current provisions mainly related to: (i) a US$ 44 decrease in Enel Distribución Sao Paulo of which US$ 30 million is due to the conversion effects of the devaluation of the Brazilian real and US$ 14 million to the long-term transfer for labor and civil provisions, and (ii) a US$ 11million decrease in Emgesa , of which US$ 5 million is related to the conversion effects of the devaluation of the Colombian peso and US$ 6 million to lower environmental provisions for updates and long-term transfers.

•         A US$ 73 million decrease of other non-financial current liabilities explained by (i) a US$ 47 million decrease in Enel Distribución Sao Paulo of which US$ 22 million is related to the conversion effects of the devaluation of the Brazilian real, the US$ 25 million difference corresponds to PIS/COFINS and ICMS tax payments, (ii) a US$ 13 million decrease in Enel Distribución Rio of which US$ 4 million is related to the devaluation of the Brazilian real and US$ 9 million to lower payable VAT taxes, and (iii) a US$ 17 million decrease in Enel Distribución Ceará of which US$ 5 million is related to the devaluation of the Brazilian real and US$ 12 million to lower VAT and ICMS tax bills.

       A US$ 1,870 million decrease in non-Current Liabilities equivalent to a 17.3% variation explained mainly by:

•         A US$ 1,109 million decrease in other non-current financial liabilities (financial debt and derivatives) mainly explained by (i) a US$ 200 million decrease in Enel Distribución Sao Paulo, mainly US$ 202 million due to the conversion effects of the devaluation of the Brazilian real against the US dollar, (ii) a US$ 170 million decrease in Enel Distribución Goiás explained by
US$ 126 million for short-term transfers of new acquisitions net bank loans and US$ 44 million conversion effects of by the devaluation of the Brazilian real, (iii) a US$ 178 million decrease in Enel Distribución Rio which includes US$ 109 million from the conversion effect of the devaluation of the Brazilian real and for US$ 69 million for short-term bank loans transfer net of exchange variations , (iv) a US$ 102 million decrease in Enel Distribución Ceará mainly because of the conversion effects of the devaluation of the Brazilian real, (v) a US$ 338 million decrease in Emgesa mainly from the debt transfer to short-term bonds of US$ 208 million and US$ 130 million, due to the devaluation of the Colombian peso against the US dollar, and (vi) a US$ 64 million decrease in Codensa mainly US$ 120 million as a result of the devaluation of the Colombian peso, offset by US$ 56 million in new bank loans.

•         A US$ 74 million decrease in commercial accounts and other non-current payables which is mainly explained by (i) US$ 16 million in Enel Distribución Ceará corresponds to short-term transfers of regulatory liabilities of net increases in accounts payable, (ii) US$ 78 million in Enel Distribución Goiás which includes US$ 62 million as a result of the devaluation of the Brazilian real, the difference of US$ 16 millioncorresponds to the transfer of regulatory liabilities to short term net of increases in accounts payable and (iii)US$ 86millionin Enel Distribución Sao Paulo(net of PIS/COFINS tax recognition, net of the US$ 161 millionconversion difference), which includes US$ 125 millionas a result of the devaluation of the Brazilian real, offset by a US$ 39 millionincrease corresponding to registration of regulatory liabilities netof short-term transfers. The above partially offset by a US$ 27 millionincrease in Enel Distribución Riowhich includes US$ 38 million new regulatory liabilities net of short-term transfers, offset by US$ 11 millionrelated to the conversion effects of the devaluation of the Brazilian real.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

•         In addition to the recognition of new liabilities in Enel Distribución Sao Paulo of US$ 441 million and in Enel Distribución Ceará of US$ 2 million, which are amounts that our subsidiaries must return to their clients as they recover certain past taxes paid in excess, net of any costs incurred by the companies in the legal proceedings related to this case, see page 29 of this document in Increase of Other Non-Current Financial Assets).

The amounts indicated above were partially offset by the US$361 million as a result of the effects of the devaluation of currencies against the US dollar in respect of their accumulated balances for these same concepts. ($280 million in Enel Distribución Sao Paulo and US$ 81 million in Enel Distribución Ceará).

•         A US$ 200 million decrease in other non-current provisions explained mainly by the effects of conversion to US dollar from the functional currencies of each subsidiary, as follows: (i) Enel Distribución Sao Paulo of US$ 83 million, (ii) Enel Distribución Goiás of US$ 65 million, (iii) Enel Distribución Río of US$ 37 million, and (iv) Enel Distribución Ceará of US$ 10 million.

•         A US$ 427 million decrease in non-current provisions for employee benefits, explained mainly by the effects of the conversion effects of the functional currencies of each subsidiary in relation to the US dollar, as follows, among others: (i) Enel Distribución Sao Paulo of US$ 332 million, (ii) Enel Distribución Rio of US$ 26 million, (iii) Enel Distribución Goiás of US$ 11 million, (iv) Enel Distribución Ceará of US$ 5 million, (v) Codensa of US$ 20 million, and (vi) Emgesa of US$ 6 million

•         Total Equity decreased by US$ 2,037 million explained by:

Equity attributable to the property (shareholders) of the controller decreased by US$ 1,632 million mainly due to (i) a US$ 208 million profit increase for the period, (ii) a US$ 1,840 million decrease of other miscellaneous reserves mainly conversion differences of US$ 1,889 million, other reserves of US$ 12 million, offset by a US$ 61 million increase from the application of IAS 29 in "hyperinflationary economies" in Argentina.

Non-controlling shareholdings decreased by US$ 405 million and can be explained mainly by (i) a US$ 102 million profit increase during the period, offset by (ii) a US$ 35 million increase of other miscellaneous reserves due to the application of IAS 29 in "hyperinflationary economies" in Argentina, (iii) a US$ 243 million decrease in dividend payment and (ii) a US$ 299 million decrease of comprehensive income.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

The development of the main financial indicators is as follows

Indicator		Unit	03/31/2020	12/31/2019	03/31/2019	Change	% Change

Liquidity	Current liquidity (1)	Times	0.92	0.98		(0.06)	(5.9%)
	Acid ratio test (2)	Times	0.86	0.92		(0.06)	(6.6%)
	Working Capítal	MMUSD	(503)	(155)		(348)	224.5%
Leverage	Leverage (3)	Times	1.48	1.43		0.1	3.6%
	Short Term Debt (4)%		41.0%	38.4%		2.6	6.8%
	Long Term Debt (5)%		59.0%	61.6%		(2.6)	(4.3%)
	Financial Expenses Coverage (6)	Times	4.37		3.38	0.99	29.3%
Profitability	Operating Income/Operating Revenues	%	16.9%		17.4%	(0.5)	(2.6%)
	ROE (annualized) (7)%		17.7%		17.3%	0.4	2.2%
	ROA (annualized) (8)%		7.9%		5.7%	2.2	37.7%

(1) Corresponds to the ratio between (i) Current Assets and (ii) Current Liabilities.
(2) Corresponds to the ratio between (i) Current Assets net of Inventories and anticipated Expenses and (ii) Current Liabilities.
(3) Corresponds to the ratio between (i) Total Liabilities and (ii) Total Equity.
(4) Corresponds to the proportion of (i) Current Liabilities in relation to (ii) Total Liabilities
(5) Corresponds to the proportion of (i) Non-Current Liabilities in relation to (ii) Total Liabilities.
(6) Corresponds to the ratio between (i) the Gross Operating Income and (ii) Net financial result of Financial Income.

(7) Corresponds to the ratio between (i) Net Income attributable to owners of parent for 12 mobile months as of September 30 and (ii) the average between Equity attributable to owners of parent at the beginning of the period and at the end of the period.

(8) Corresponds to the ratio between (i) total result for 12 mobile months as of September 30 and (ii) the average of total assets at the beginning of the period and at the end of the period.

The Company’s Current liquidity as of March 31, 2020 reached 0.92 times, showing a 5.9% decrease in relation to December 31, 2019, mostly explained by decreased current liabilities as a result of the devaluation effects of the currencies of our subsidiaries.

The Company’s Acid Test as of March 31, 2020 reached 0.86 times, showing a 6.6% decrease in relation to December 31, 2019 also mostly explained by decreased current liabilities.

The Company’s Working capital as of March 31, 2020 was US$ - 50.3 million showing an improvement in relation to December 31, 2019 when it reached US$ -155 also related to the decrease of total liabilities.

The Company’s Leverage (indebtedness ratio) stood at 1.48 times as of March 31, 2020, a 3.6% increase in relation to December 31, 2019 mostly on account of lower equity attributable to the controller.

The Hedging of financial costs as of the period that ended on March 31, 2020 was 4.37 times, which represents a 29.3% increase as compared to the same period of the previous year, mainly because of higher operating income as compared to the same period of the previous year.

The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues reached 16.9% on March 31, 2020.

The Return-on-equity of the controller’s property owners (shareholders) was 17.7% representing a 2.2% increase as a result of an increase in the income attributable to the property owners for the previous period.

The Return-on-assets stood at 7.9% as of March 31, 2020 representing a 37.7% increase mostly due to general income increases for the 12-month period in relation to the same period of the year before.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

MAIN CASH FLOWS

The Company’s net cash flows were negative as of March 31, 2020 and reached US$121 million which represents a US$ 146 million decrease in relation to the same period of the previous year.

The main variables on account of the flows of operation, investment and financing activities that explain this decrease in net cash flows, as compared to March 2019 are described below:

Net Cash Flow
	March 2020	March 2019	Variation	Variation
	(US$ million)%

From Operating Activities	306	291	15	5.2%

From Investing Activities	(374)	(360)	(14)	3.9%

From Financing Activities	(53)	94	(147)	(156.4%)

Total Net Cash Flow	(121)	25	(146)	(584.0%)

The net cash flows stemming from operating activities totaled US$ 306 million in March 2020, representing a 5.2% increase in relation to the same period of the previous year. This variation is mostly explained by an increase in the type of collections for operations activities mainly in (i) a US$ 343 million increase in collections from the sale and provision of services, (ii) a US$ 35 million charge increase for operations, (iii) US$ 12 million more from charges related to premiums, services, annual fees and other benefits from endorsed policies and (iv) US$ 1 million less from royalties and commissions.

These effects were partially offset by the type of cash payments from operations mainly from (i) US$ 22 million more in payments to suppliers for the supply of goods and services, (ii) US$ 16 million more in payments to and on behalf of employees, (iii) US$ 427 million more in other payments for operating activities (iv) US$ 59 million more in other cash outgoings and (v) US$ 20 million less in income tax payments.

The net cash flows coming from (used in) investment activities were outgoings totaling US$ 374 million as of March 2020, stemming mainly from (i) US$ 216 million for the incorporation of plants and equipment, (ii) US$ 173 incorporation of intangible assets, (iii) US$31 million 90 days + investments. These investment cash outflows were offset by (i) US$ 14 million of interest received, and (ii) US$ 32 million for redemption of investments payments of 90 days+.

The net cash flows coming from (used in) financing activities were outgoings totaling US$ 53 million as of March 2020, stemming mainly from (i) US$ 306 million in bank loans This was partially offset by (i) US$ 83 million of loan repayments of which US$ 33 million was for bank credit payments, US$ 44 million in bonds and US$ 6 million from other sources of financing, (ii) US$ 167 million of dividend payments, (iii) US$ 92 million of interest payments, (iv) US$ 15 million of financial lease liability payments, and (v) US$ 2 million of other cash outgoings.

Below we present the Disbursements of the Incorporation of Properties, Plants and Equipment and their Depreciation for the periods ended in March 2020 and 2019.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million US$)

Company	Payments for additions of Property, plant and equipment		Depreciation
	2020	2019	2020	2019

Enel Generación Chocon S.A.	-	-	0	4
Enel Generación Costanera	-	1	15	3
Emgesa S.A.E.S.P	29	25	17	18
Enel Generación Perú	13	13	12	13
Enel Distribución Goiás (Celg)	40	32	19	21
EGP Cachoeira Dourada	-	-	1	2
Enel Generación Fortaleza	2	1	3	6
Enel Cien	-	-	3	2
Enel Distribución Sao Paulo S.A.	45	58	45	52
Edesur S.A.	23	51	11	12
Enel Distribución Perú S.A.	47	47	15	14
Enel Distribución Rio (Ampla) (*)	40	36	22	34
Enel Distribución Ceara (Coelce) (*)	45	43	15	16
Codensa S.A.	97	87	31	30
Enel Trading Argentina S.R.L.	-	-	-	-
Central Dock Sud S.A.	-	1	8	7
Enel Generación Piura S.A.	3	1	3	3
Holding Enel Americas y Sociedades de Inversión	4	1	3	2

Total	389	398	223	238

(*) Includes intangible assets concessions

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS SA GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements, which, as the case might be, may adversely affect the group’s future results.

The Group’s activities are subject to wide-ranging environmental regulations that Enel Américas continuously complies with. Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

       Public authorities will approve such environmental impact studies.

       Public opposition will not derive in delays or modifications to any proposed project.

       Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants or plans.

The Group’s Commercial activity has been planned to moderate eventual impacts resulting from changes in the hydrologic conditions.

Enel Américas Group’s operations include hydroelectric generation and, therefore, they depend from the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption.

Depending on the weather conditions, differences may arise in the margins obtained by the business.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies that are part of the Enel Américas Group are exposed to certain risks managed through the application of systems of identification, measurement, limitation of concentration and supervision.

Among the basic principles defined by the Group when establishing risk management policies are the following:

-           Compliance with the good corporate governance standards.

-           Strictly compliance with the Group’s whole regulatory system

-           Each business and corporate area define:

                                I.   Los mercados en los que puede operar en función de los conocimientos y capacidades suficientes para asegurar una gestión eficaz del riesgo.

                               II.   Criterios sobre contrapartes.

                              III.   Operadores autorizados.

-       For each market in which they operate business and corporate areas establish their predisposition to risk consistent with the defined strategy.

-        All operations of corporate areas and business operate within the limits approved in each case.

-       Business, corporate areas, lines of business and companies establish risk management controls to ensure that markets transactions are carried out in accordance with the policies, standards and procedures of Enel Américas.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

21.1 Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the financial debt of the Enel Américas Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

Gross position

	03-31-2020%	12-31-2019%
Fixed Interest Rate	35%	39%

21.2 Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-       Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-       Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-        Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-       Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are any, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are: cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

21.3 Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

-              Fuel purchases in the process of electric energy generation.

-              Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by the electricity generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of March 31 2020, there are no existing operations to hedge portfolio contracts.

As of March 31, 2020, 5.28 GWh in sale contracts and energy futures purchases have been settled to hedge portfolio contracts.

21.4 Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives (see notes 20 and 22).

21.5 Riesgo de crédito.

As of March 31, 2020, the Enel Américas Group held a liquidity position of MUS$ 1,631,324 million in cash and other equivalents and MUS$ 54,000 million in long-term credit lines available unconditionally. As of December 31, 2019, the Enel Américas Group’s liquidity position totaled MUS$ 1,938,997 in cash and cash equivalents and MUS$ 706,000 in unconditionally-available long-term lines of credit.

The Enel Américas Group monitors its credit risks continuously and in detail.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk, which, as said earlier, are quite limited.

Our electricity distribution companies are authorized, in all cases, to cut off supply to non-performing customers, which is applied in line with the current regulations of each country; all of which facilitates the credit risk evaluation and control process; which, to be sure, is just as limited.

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions (inasmuch as possible with a risk classification of investment grade or equivalent) with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

21.6 Risk Management

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-              Financial debt.

-               Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one day and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the position’s portfolio, in relation to the Chilean peso, which includes:

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

-               The USS Libor rate of interest.

-              The various currencies in which our companies operate, the habitual local indices of bank practices.

-               The exchange rates of the different currencies implied in the calculation.

-               .

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly variations.

Considering the scenarios described above, the Risk Value in a quarter, of the above-mentioned positions, corresponds to MUS$ 361,000.

This value represents the potential increase in the debt and derivatives portfolio, therefore this value at risk is intrinsically related, among other factors, to the value of the portfolio at the end of each quarter.

Other risks

As is the habitual practice in bank credits and capital market operations, a portion of the financial indebtedness of Enel Américas is subject to cross-default provisions. If certain defaults (non-complying) are not indeed remedied, they may result in a cross-default situation and certain liabilities of Enel Américas may eventually become callable.

The non-payment of debt following any applicable grace period of any debt of Enel Américas either individual or of any important subsidiary (as defined by contract), of a capital amount in excess of US$ 150 million, may lead to the forced acceleration payment of the bank credit pursuant the law of the State of New York. In addition, this appropriation contains provisions according to which certain events other than non-payment, in Enel Américas, such as bankruptcy, insolvency, court ordered judgments adverse amounting to more than US$150 million, among others, could result in the declaration of acceleration of those credits.

The non-payment of debt following any applicable grace period of any debt of Enel Américas either individual or of any important subsidiary with an unpaid capital whose amount is in excess of US$ 150 million, or its equivalent in other currencies, may lead to the forced acceleration payment of a substantial part of the Yankee Bonds.

Finally, in the case of local bonds, credit lines and international syndicated loan of Enel Américas, the early payment of these debts, it triggered only by breach of the issuer or debtor, i.e. Enel Américas not referring to their foreign subsidiaries. In the case of local bonds, the cross default may be triggered in cases where the amount in arrears exceeding 3% of Total Consolidated Assets, either on an individual debt or debt at the aggregate level.

PRESS RELEASE
ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020

There are no provisions in the credit agreements by means of which changes in the corporate classification of the debt of Enel Américas by risk classification agencies may generate an obligation to make debt prepayments.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 3.e of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions similar to those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
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Title: Chief Executive Officer

Date: May 5, 2020